 THE
MERGER
   FUND®
January 14, 2009

Dear Fellow Shareholder:

The first responsibility of any money manager is to protect his or her investors’ capital.  Measured against this benchmark, the portfolio-management team at The Merger Fund® did an extraordinarily good job last year.  In the final three months of 2008, one of the most hostile investment environments since the Great Depression, the Fund’s NAV was essentially flat, declining just 0.7%.  The S&P 500, including dividends, plunged 21.9% over the same period.  For the year as a whole, the Fund was down 2.3%–only the second unprofitable year in the Fund’s 20-year history–while the S&P 500 dropped 37.0% and the average U.S. equity mutual fund lost 38.7%.

The Fund’s performance last year was especially remarkable given that broken deals are generally more painful for arbitrageurs in bear markets and 2008 saw a record dollar amount of failed takeovers.  The Fund managed to avoid many of these transactions and held relatively small positions in others.  We also routinely had hedges in place that helped mitigate losses.  Having been continually refined and strengthened over the years, the Fund’s risk-management strategies served us well in 2008.  With the benefit of hindsight, of course, we wish we had done a few things differently, but at least we’re not faced with the task of digging ourselves out of a very deep hole.

Regarding the Fund’s investment activity in the December quarter, we experienced two major broken deals, but the portfolio also included several positions that worked out unusually well.  We opportunistically added to the Fund’s holdings when fear-induced selling caused arbitrage spreads to widen to levels that implied–wrongly, in our judgment–that the underlying transactions were in serious trouble.  Overall, 22 of the Fund’s investments showed meaningful gains in the fourth quarter, while 16 posted material losses.

Fighting the Tape

For arbitrageurs with both the courage of their convictions and money to spend, the fourth quarter of 2008 offered a number of compelling investment opportunities.  As the markets cratered and hedge funds continued to deleverage their portfolios, deal stocks showed uncharacteristic volatility.  Stomach-churning sell-offs were especially evident in transactions requiring large amounts of borrowed funds, even when the buyers were blue-chip corporations with committed financing in place.  The Fund’s most profitable investments in the December quarter included Anheuser-Busch, which saw the completion of its $52 billion all-cash acquisition by Belgian brewer InBev, confounding skeptics who worried that the takeover was too big for the buyer to pull off in the face of frozen credit markets; DRS Technologies, a major defense contractor, acquired by Italy’s Finmeccanica in another all-cash deal that survived the financial crisis, helped in part by the fact that the state-controlled buyer was highly motivated to expand its presence in the U.S.; and Nationwide Financial Services, whose deep-pocket corporate parent, Nationwide Mutual, vowed to press ahead with a minority buyout despite a steep decline in insurance stocks that made the previously negotiated deal price look expensive.

Shareholder Services: U.S. Bancorp Fund Services, LLC • P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, Inc.  •  100 Summit Lake Drive  •  Valhalla  •  New York 10595
(914) 741-5600  •  Fax (914) 741-5737

Other winners included Fording Canadian Coal Trust, purchased by Canadian miner Teck Cominco in a largely debt-financed transaction that was completed just as natural-resource stocks were plunging in response to the global economic downturn; UST, a maker of smokeless tobacco products, whose pending takeover also offered an unusually wide arbitrage spread even though the strategic acquirer, Altria Group, enjoyed a fortress-like balance sheet; and Barr Pharmaceuticals, which was merged into a larger generic drugmaker, Israel’s Teva Pharmaceutical Industries, in a transaction that we judged to be rock solid despite a deal spread that told a much different story.  Sometimes it pays to fight the tape.

Shoot the Accountants!

Not all of the Fund’s investments went according to plan last quarter.  The Fund’s biggest loser was BCE, the holding company for Bell Canada, whose buyout by a group of private-equity firms failed at the 11th hour.  As arbitrageurs, we understand that no matter how thoroughly we research proposed mergers and takeovers before establishing a position, broken deals are an inescapable part of our business.  But some outcomes are harder to accept than others.  BCE was one of the hard ones.

From an arbitrage standpoint, the BCE story began in November 2006.  That’s when Kohlberg Kravis Roberts, a leading private-equity firm, quietly approached BCE’s management about a potential buyout.  The company told KKR it wasn’t interested in pursuing such a transaction.  KKR approached BCE again in February 2007, this time with a Canadian pension fund as an equity partner.  BCE still wasn’t interested, and the would-be acquirers indicated that they wouldn’t attempt to pressure the company by going public with their offer.  The next month, in response to rumors that another Canadian pension fund, Ontario Teachers’ Pension Plan, was about to make a joint bid for the company with U.S. private-equity firm Providence Equity Partners, BCE put out the word that it favored a large debt-financed share buyback or other type of recapitalization, not a complete buyout, as a means of enhancing shareholder value.  In April 2007, Ontario Teachers’, which was BCE’s largest shareholder, put the company “in play” by publicly announcing that it was no longer content to be a passive investor and that it intended to explore various options to maximize the value of its stake.  Shortly thereafter, BCE announced the formation of a strategic Oversight Committee to plot the company’s future direction and handle negotiations with interested parties.  The die was cast.

The next two months saw a flurry of activity behind the scenes, with BCE’s board of directors meeting on 30 separate occasions to evaluate a variety of proposals to enhance shareholder value.  Although these deliberations took place at a time when private-equity firms still enjoyed access to vast amounts of low-cost financing–giving them a big advantage in the bidding process–BCE also considered a possible combination with its Canadian telecom rival Telus.  In the end, the board accepted a $41 billion takeover offer from an investor group consisting of Ontario Teachers’ and three U.S. private-equity firms, Providence Equity Partners, Madison Dearborn Partners and Merrill Lynch Global Private Equity.  The transaction included corporate-governance provisions that maintained Canadian control of BCE, so as to comply with Canada’s tough restrictions on foreign ownership of its telecom companies.  The deal was also structured to avoid having to cash out BCE’s bondholders, who now faced the prospect of holding debt in a more leveraged company.  Not much attention was paid to it at the time, but the decision to circumvent the change-of-control protections afforded bondholders–although clearly within BCE’s legal rights–would come back to haunt the company.

Three months later, in September 2007, a group of bondholders announced that they planned to file suit against BCE, claiming that the buyout unfairly subordinated their interests to those of the company’s shareholders.  The first hearing in the case was held in October before the Quebec Superior Court, and five months later, in March 2008, the Court ruled in favor of BCE.  Arbitrageurs, including us, breathed a sigh of relief.  The bondholders, however, wouldn’t give up.  They took their case to the Quebec Court of Appeal.  Two months later, in a ruling that stunned legal experts and investors alike, the appellate court overturned the lower court’s decision.  The Court of Appeal agreed with the bondholders that BCE had failed to properly consider their interests in the sale process.  The case was now headed to Canada’s Supreme Court.

The Court of Appeal’s unexpected ruling sent BCE’s shares into a tailspin, and investors were left to wrestle with the question of how the Supreme Court would decide the issue.  At The Merger Fund®, we cranked up our research effort in an attempt to confirm our earlier analysis.  We again concluded that BCE’s board, advised by some of Canada’s most respected lawyers, had gone entirely “by the book” and had respected the rights of the company’s debtholders.  Last June, in one of the most important rulings in Canada on an issue of corporate governance, the Supreme Court found that BCE’s board had acted properly and that bondholders were not entitled to protections that they had not bargained for when the securities were issued.

Having dodged one bullet, the arbitrage community turned its attention to the question of whether the banks that had agreed to fund the transaction would live up to their commitments.  Arbs also wanted to be sure that the buyers still wanted to do this deal.  Although other going-private transactions had foundered over one or both of these issues, we remained optimistic about the BCE buyout, especially after the company agreed in July to delay the closing by five months and suspend dividend payments in order to improve the economics of the deal for both the buyers and the banks.  Definitive financing commitments were now in place, and the merger agreement had been revised to make it virtually impossible for the private-equity firms to walk away from the transaction based on a “material adverse change” in BCE’s business.  None of the parties could know, however, that a global financial crisis was just around the corner.  Nor did they anticipate that an obscure provision in the original merger agreement would come into play as a result of the approaching collapse in equity prices.

When, in June 2007, BCE agreed to a deal structure that didn’t require its bondholders to be cashed out, the company added a solvency condition to the merger agreement.  Designed to placate bondholders and help protect the company from lawsuits, this provision obligated BCE to obtain, just prior to closing, an opinion from the accounting firm KPMG that the privatized company would be solvent under each of the standard measures of solvency.  At the time, this condition hardly seemed problematic.  After all, even under pessimistic assumptions, BCE’s future cash flow was projected to be more than sufficient to fund its day-to-day operations and pay its debts as they came due.  In fact, because the BCE buyout involved considerably less leverage than is typically the case for an LBO, Canada’s leading credit-rating agency had assigned an investment-grade rating to the post-deal company, a rare event in the world of leveraged finance.  Absent Enron-type fraud, how could an investment-grade company be insolvent?

KPMG, unfortunately, saw things differently.  Another test of solvency requires that a company’s total assets exceed its total liabilities.  The liability side of the balance sheet, consisting mainly of debt, is fairly straightforward.  But how do you put a value on a company’s assets?  In what appears to be a case of excessive conservatism–possibly explained by a series of high-profile auditing failures in recent years–KPMG took the position that BCE’s assets should be valued based on other telecom companies’ stock prices, which had fallen sharply along with the general market as a result of the financial crisis.  This approach seemed to be an extreme application of mark-to-market accounting.  Even though BCE’s various businesses presumably could be sold at above-market prices–acquirers almost always pay a takeover premium–KPMG wouldn’t give the company the benefit of the doubt.  Based on KPMG’s logic, the privatized BCE would have been solvent had the deal only closed a few months sooner.  The irony here is that KPMG’s refusal to render a solvency opinion effectively killed a buyout that the banks would have funded and the buyers would have completed.  In his play Henry VI, Shakespeare wrote “Let’s kill all the lawyers.”  The bard must not have known any accountants.

New Investments

Not surprisingly, M&A activity ran at a subdued pace in the fourth quarter.  Market volatility made it difficult to price transactions, banks were hoarding capital, and boardroom confidence was in short supply.  U.S. merger volume fell more than 50% from year-earlier levels, while global M&A volume was down almost 40%.  Despite the lull in activity, however, the Fund was able to identify several attractive new arbitrage opportunities, including Embarq Corp., a mid-size phone company with exposure to both rural and urban markets, to merge with CenturyTel, Inc., which primarily serves smaller cities and towns across the U.S.; Centennial Communications Corp., a provider of wireless services, to be acquired by AT&T Inc.; Constellation Energy Group Inc., an electric utility involved in power generation, distribution and trading, which has terminated a takeover agreement with Buffett-controlled MidAmerican Energy Holdings in favor of selling a 50% interest in its nuclear operations to Electricite de France SA for $4.5 billion, an amount almost equal to what MidAmerican was paying for the whole company; and Advanced Medical Optics Inc., an eye-care company whose products range from contact lens solution to LASIK surgical devices, which is in the process of being acquired by Abbott Laboratories.

In the pre-deal category, the Fund has established a position in NRG Energy, Inc., an owner and operator of power-generation facilities, which is the target of an unsolicited takeover offer from Exelon Corp., one of the nation’s largest electric utilities.  The Merger Fund® currently holds positions in 40 arbitrage situations and has a sizable cash position as its managers await more of the right deals in which to invest.

Having preserved capital last year, our goal for 2009 is to post the kind of positive results that The Merger Fund® has shown for most of its existence.  Best wishes for a peaceful, healthy and more prosperous new year.

Sincerely,

Frederick W. Green
President

P.S. On December 30, 2008, The Merger Fund® paid a distribution of $.35751 per share, consisting of short-term capital gains of $.05504 and net investment income of $.30247, to shareholders of record as of December 29, 2008.

Note: The performance figures discussed in this letter represent past performance and may not be indicative of future results.  The Fund's share price and return will vary, and investors may have a gain or loss when they redeem their shares.